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                                    ENDORSEMENT


This endorsement forms a part of the contract to which it is attached.

The following replaces the section titled "DEATH BENEFIT" of this Contract.

                                   DEATH BENEFIT

If the Annuitant dies before the Annuity Commencement Date, and is survived by a Contingent Annuitant, the Contract will be continued with the Contingent Annuitant being named the Annuitant. If this is a Non-Qualified Contract, this Contract may qualify for continuation under the "Distribution of Death Benefit under Non-Qualified Contracts" provision. Otherwise, American Franklin will pay the death benefit to the Beneficiary if one of the following dies prior to the Annuity Commencement Date:

(1)  The Annuitant (provided that no Contingent Annuitant survives); or

(2) The Owner of a Non-Qualified Contract (including the first to die in the case of joint Owners).

If the Annuitant or such Owner dies, the amount of the death benefit will be the greatest of the following amounts, less any applicable Premium Tax:

(1)  The sum of all Net Purchase Payments less any prior partial withdrawals;

(2) The Owner's Account Value as of the end of the Valuation Period in which American Franklin receives at its Administrative Office proof of the Annuitant's or such Owner's death and a written request from the Beneficiary as to the form of payment; or

(3)  The Highest Anniversary Value prior to the date of death, as defined below.

The Highest Anniversary Value prior to the date of death will be determined as follows:

    First, American Franklin will calculate the Account Values at the end of each of the past Contract Anniversaries that occurred prior to the deceased's 81st birthday;

    Second, each of the Account Values will be increased by the amount of Net Purchase Payments made since the end of such Contract Years; and

    Third, the result will be reduced by the amount of any withdrawals made since the end of such Contract Years.


Form AFB802                                            Page 1


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The Highest Anniversary Value will be an amount equal to the highest of such values. The Highest Anniversary Value will not be calculated after the deceased's 81st birthday.

The death benefit will not be less than the amount payable on a full surrender at the date used to value the death benefit. The death benefit will be paid when American Franklin receives at its Administrative Office:

(1)  Proof of the Owner's or Annuitant's death; and

(2) A written request from the Beneficiary for either a single sum or a payment under an Annuity Option.

If the Annuitant dies, and a Contingent Annuitant was named but predeceased the Annuitant, American Franklin will require proof of the Contingent Annuitant's death in addition to proof of the death of the Annuitant.

American Franklin will pay a single sum to the Beneficiary unless an Annuity Option is chosen.

If the Annuitant dies on or after the Annuity Commencement Date, the Beneficiary will receive the death benefit, if any, provided by the Annuity Option in effect.



Effective Date of this Endorsement:     [January 1, 1999]

Date of Issue of this Endorsement: [December 8, 1998]



Signed for The American Franklin Life Insurance Company at Springfield,
Illinois.







                                        SECRETARY



Form AFB802                                            Page 2